1875 K Street, N.W.
Washington, DC 20006-1238

June 7, 2024	Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,722

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,722 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares Large Cap Max Buffer Mar ETF

iShares Large Cap Max Buffer Jun ETF

iShares Large Cap Max Buffer Sep ETF

iShares Large Cap Max Buffer Dec ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on April 30, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table, cost example and response letter at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust will provide a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	On the cover page, for the definition of “Approximate Buffer,” please add hedging language, such “ typically” or the “Fund aims to.”

Response:	The Trust has revised the Funds’ cover page as follows:

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

June 7, 2024

Approximate Buffer: The downside protection, as sought by each Fund, for approximately 100% of Underlying ETF losses if a Fund is held for its entire Hedge Period.

Comment 3:	For the Principal Investment Strategies, please disclose the relationship between the cap, the buffer, the Underlying ETF and/or its underlying index, and the Fund’s NAV on the first day of the hedge period and to the NAV throughout the hedge period.

Response:	The Trust has revised the Funds’ Principal Investment Strategies disclosure as follows:

The Approximate Buffer and Approximate Cap for a Hedge Period only apply to Fund shares held over the entire Hedge Period. An investor that purchases Fund shares after the beginning of a Hedge Period, or sells Fund shares before the end of a Hedge Period, may not fully realize the Approximate Buffer or Approximate Cap for the Hedge Period and may be exposed to greater risk of loss and less potential gain. This is because while the Approximate Cap and Approximate Buffer for the Hedge Period are fixed levels that are calculated in relation to the Underlying ETF price and the Fund’s Net Asset Value (“NAV”) at the start of each Hedge Period and generally remain constant throughout the Hedge Period, an investor purchasing Fund shares at market price during the Hedge Period likely purchased Fund shares at a price that is different from the Fund’s NAV at the start of the Hedge Period (i.e., the NAV that the Approximate Cap and Approximate Buffer reference). For example, if an investor purchases Fund shares during a Hedge Period at a time when the Underlying ETF’s share price has increased from its price at the beginning of the Hedge Period, the investor’s upside limit may be lower than the Approximate Cap and the investor may experience losses prior to reaching the downside protection offered by the Approximate Buffer. Conversely, if an investor purchases Fund shares during a Hedge Period at a time when the Underlying ETF’s share price has decreased from its price at the beginning of the Hedge Period, the Fund may require a larger increase in the Underlying ETF’s share price before it reaches the Approximate Cap. The Approximate Cap and Approximate Buffer, and the Fund’s position relative to each, which are typically available on iShares.com daily, should be considered before investing in the Fund.

Comment 4:	Please clarify that the Fund returns are based on the price of IVV and doesn’t reflect the portion of IVV’s returns associated with dividends/distributions. So, the price return of IVV, which is the basis of this Fund’s returns, are likely to be lower than the return on a direct investment in IVV.

Securities and Exchange Commission

June 7, 2024

Response:	The Trust has revised the Funds’ Principal Investment Strategies disclosure as follows:

The Fund will typically buy Underlying ETF shares and futures on the Underlying ETF’s Index and seek to enter into the combination of options transactions described above if there are any inflows, or creation transactions, during a Hedge Period. This will occur even in circumstances where the Fund would receive a negligible premium for writing an out-of-the-money call which may potentially give up more sizable returns to the extent that the option later becomes in the money. Because the Fund will effectively use distributions from the Underlying ETF to purchase the downside protection, the Fund’s performance is likely to be less than the Underlying ETF’s performance when (1) distributions are considered and (2) the Underlying ETF’s performance is positive.

Comment 5:	On p. S-3, in the second paragraph from the bottom, it states that “In periods of extreme market volatility, the Fund’s return may be subject to an upside limit significantly below the Approximate Cap and downside protection significantly lower than the Approximate Buffer.” Please advise if this is referring to counterparty risk or a feature of custom futures contracts.

Response:	The Trust respectfully notes that, during periods of extreme market volatility, the impact of such volatility on options and futures can be hard to predict due to a number of reasons, including that fewer options and futures market participants may be available, bid-ask spreads may increase for all investment types, and pricing uncertainty for all investment types may lead to reduced market efficiency. The Trust further notes that the associated risks are currently addressed in FLEX Options Risk and Futures Contract Risk.

Comment 6:	Please disclose that the website will also provide (i) information relating to the potential outcomes of an investment in the Fund on a daily basis. (e.g., based on the Fund’s current value, if you purchase shares of the Fund today and hold the position until the end of the Hedge Period, you can expect a cap of XX.XX% and a floor of XX.XX%.), (ii) the start date and end date of the Hedge Period, and (iii) a presentation of the Fund’s performance during the current Hedge Period compared to the floor and cap.

Response:	The Trust has revised the Funds’ cover page disclosure as follows

An investor can obtain information regarding the start date and end date of the current Hedge Period, information relating to the potential outcomes of an investment in each Fund (including, the remaining Approximate Cap, the remaining Approximate Buffer, and the potential downside before the Approximate Buffer for the remainder of the Hedge Period) on the Funds’ website, www.iShares.com.

The Trust further notes that it will include performance information on its website consistent with its general approach. In addition, the Trust notes that it is considering additional website enhancements related to tracking each Fund’s performance against the Approximate Buffer and Approximate Cap and will add disclosure to each prospectus in the ordinary course related to the additional website enhancements when applicable.

Securities and Exchange Commission

June 7, 2024

Comment 7:	Please also disclose that, approximately one week prior to the end of the current Hedge Period, the Fund will provide investors notice stating that the end of the Hedge Period is approaching and disclosing the anticipated cap and buffer range for the next Hedge Period.

Response:	Because a Fund will enter into new options and futures contracts at the end of each Hedge Period, the Fund will not know which options and futures it will hold for the following Hedge Period until approximately one business day prior to the end of the preceding Hedge Period. At that point, following the close of business on the last day of each Hedge Period, each Fund will file a prospectus supplement that discloses the Fund’s Approximate Cap (gross and net of the unitary management fee) for the next Hedge Period and post this information on its website. Each Fund will disclose this in its Principal Investment Strategies.

Comment 8:	Please add risk that: The Fund’s value may not directly correlate to the index. This is because of fees and transaction expenses and because the Flex Options are only exercisable on the expiration date, and the fluctuating value of the Flex Options will affect the Fund’s value.

Response:	The Trust respectfully notes that the Funds are actively managed and are not intended to correlate to the index nor do the Funds indicate that their market price is intended to correlate with the index, but rather, the Funds indicate they seek to track the share price return of the Underlying ETF for each Hedge Period subject to the Approximate Cap and Approximate Buffer. The Trust further notes that the risks associated with this investment strategy are currently addressed in Buffered Loss Risk, Capped Upside Return Risk, Hedge Period Risk, and FLEX Options Risk. Nonetheless, the Trust has added the additional disclosure in each Fund’s prospectus to clarify that the performance of the Fund may diverge from that of the Underlying ETF and Underlying ETF’s Index:

For each Hedge Period, the Fund obtains exposure to the share price return of the Underlying ETF by purchasing shares of the Underlying ETF and futures that reference the price performance of the Underlying ETF’s Index, and creates the Approximate Buffer and Approximate Cap by trading a combination of put and call exchange-traded options. Specifically, the Fund typically creates the Approximate Buffer by buying a put option with the strike price approximately at-the-money relative to the Underlying ETF’s share price. The Fund simultaneously writes a call option with a higher strike price relative to the Underlying ETF’s share price to collect a premium that it uses to offset the premium paid to buy the put option. The call subjects the Fund to the Approximate Cap as it limits the Fund’s ability to realize any increase in the value of the Underlying ETF above the strike price. The Approximate Cap for each Hedge Period is based on the strike

Securities and Exchange Commission

June 7, 2024

price of the capped call for that Hedge Period. The Fund’s market value and NAV may not correlate with the Underlying ETF and Underlying ETF’s Index, especially during each Hedge Period. The strike prices for the capped calls will change for each Hedge Period depending on the prevailing market conditions and the cost of the put option for that Hedge Period, resulting in a different Approximate Cap for each Hedge Period.

Comment 9:	On p. S-6, under “Investment Objective Risk,” the following reasons for the Fund not achieving its investment objective are included: (i) if the Fund disposes of exchange-traded options, and (ii) if the Fund is unable to maintain the proportional relationship based on the number of exchange-traded options in the Fund’s portfolio. Please clarify the circumstances under which these might occur (as it does not appear to be covered in the strategy section).

Response:	The Trust respectfully notes that the circumstances under which these instances may occur are not an intended part of the Funds’ investment strategy, but instead are a possibility of a Fund seeking its objective and utilizing the strategy. Additionally, the Trust respectfully notes that the Funds include additional language in “Flex Options Risk”, which provides that in less liquid markets for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. The risk disclosure further states that, in a less liquid market for FLEX Options, the liquidation of a large number of options may significantly impact the price of the options and may adversely impact the value of an investment in the Fund. Additionally, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Fund shares, the Fund’s NAV and, in turn the market price of the Fund, could be negatively impacted.

Comment 10:	For “Hedge Period Risk,” please add disclosure consistent with the following: a) the Fund has characteristics unlike many investment products and may not be appropriate for all investors; and b) investors purchasing shares of the Fund after the Hedge Period begins can see their expected outcome until the end of the Hedge Period by visiting the Fund website [insert address].

Response:	The Trust respectfully declines to make these changes proposed by the Staff at this time. The Trust respectfully submits that substantially similar disclosures are currently included in the Funds’ prospectus. With respect to the requested disclosure in a) above, the Trust notes that the following disclosure is currently included in the Principal Investment Strategies of each Fund’s prospectus:

“An investor may lose their entire investment and an investment in the Fund is only appropriate for investors willing to bear those losses.”

Securities and Exchange Commission

June 7, 2024

With respect to the requested disclosure in b) above, the Trust notes that the following disclosure is currently included in the Principal Investment Strategies of each Fund’s prospectus:

“The Fund’s Approximate Cap (net of the unitary management fee) for the current Hedge Period, along with Fund’s position relative to the Approximate Buffer and Approximate Cap, will be available on the Fund’s website, www.iShares.com.”

Comment 11:	For “Management Risk,” please also include Management Risk of the Underlying Fund.

Response:	The Trust respectfully declines to make the change proposed by the Staff at this time. The Trust respectfully submits that the Underlying Fund is an index fund and passively managed, so the risks disclosed in “Management Risk” would not apply to the Underlying Fund.

Comment 12:	For “Tracking Error Risk,” please also include Tracking Error Risk of the Underlying Fund.

Response:	The Trust respectfully declines to make the change requested by the Staff at this time. For the reasons stated in response to Comment 8, the Trust respectfully submits that the Funds are not expected to track the Underlying Fund, and introducing a concept of tracking error with respect to the Underlying Fund could be confusing to shareholders of the Funds. Furthermore, the Trust notes that Hedge Period Risk sufficiently addresses the risk that returns realized by an investor may not match those that a Fund seeks to provide. Nevertheless, as stated in response to Comment 8, the Trust has added the following disclosure in each Fund’s prospectus to address the risk that the performance of the Underlying Fund may diverge from that of the Underlying Fund’s Index:

“The Fund’s market value and NAV may not correlate with the Underlying ETF and Underlying ETF’s Index, especially during each Hedge Period.”

Comment 13:	In SAI’s fundamental restrictions section, please add a notification that concentration of affiliated funds will be taken into account.

Response:	The Trust respectfully declines to make the change requested by the Staff at this time. The Trust believes that it is appropriate to exclude investment companies from the industry concentration policy since the Trust does not believe that investment companies represent any particular industry and because the Underlying Fund is an index-tracking fund with its own policy not to concentrate such Underlying Fund’s investments except to the same extent that its underlying index concentrates in the securities of a particular industry or group of industries. To the extent that it is determined that the Fund’s investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular

Securities and Exchange Commission

June 7, 2024

industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure. In addition, the Trust is not aware of any regulatory requirement to “look through” to the holdings of underlying investment companies for purposes of administering its concentration policy. The Trust believes that its monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice.

*    *    *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Tim Kahn

Michael Gung

Toree Ho

Luis Mora

George Rafal

John Rupp